

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2024

Grant Brown
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

> **Re: Qorvo, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2023**
> **Filed May 19, 2023**
> **File No. 001-36801**

Dear Grant Brown:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing